February 6, 2014

VIA EDGAR
Ms. Mara L. Ransom
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: Spectrum Group International, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed December 9, 2013
File No. 001‑11988
Schedule 13E‑3
Filed December 16, 2013
File No. 005‑51355

Dear Ms. Ransom:
On behalf of Spectrum Group International, Inc. (the “Company”), we provide the Company’s responses to your letter dated January 15, 2014 (the “Letter”) setting forth the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) and the Schedule 13E-3 (the “Schedule 13E-3”).

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The revisions to the Preliminary Proxy Statement and the Schedule 13E-3 described below are reflected in amendments to the Preliminary Proxy Statement and Schedule 13E-3 being filed simultaneously with this letter, courtesy copies of which, marked to reflect these revisions, are being delivered to the Staff.

United States Securities and Exchange Commission
Division of Corporation Finance
February 6, 2014

Schedule 13E‑3
General

1.
We note that you filed this Schedule 13E‑3 on December 16, 2013. We also note that you filed the accompanying preliminary soliciting materials on Schedule 14A on December 9, 2013. Please be advised that any amendments to this Schedule 13E‑3 must be filed at the same time as the related soliciting materials and confirm your understanding in this regard. Please refer to General Instruction D.1 to Schedule 13E‑3.

The Company confirms its understanding of the requirement referred to in the comment, and will file amendments to its Schedule 13E-3 at the same time it files revisions to its Preliminary Proxy Statement.

2.
We note your disclosure on page 42 of the preliminary proxy statement filed on December 9, 2013 that “[t]he Company and each of its executive officers and directors is a ‘filing person’ for purposes of Schedule 13E‑3.” However, it does not appear that you have included any persons other than the Company as filing persons and it does not appear that you have provided the disclosure required by Rule 13e‑3 and Schedule 13E‑3 for any filing persons other than the Company. As examples only, we note that you have not provided the disclosure required by Items 7, 8, or 9 of Schedule 13E‑3. Please revise to include the required disclosure for each filing person or tell us why you believe you are not required to do so. For guidance, please refer to Going Private Transactions, Exchange Act Rule 13e‑3 and Schedule 13E‑3 Compliance and Disclosure Interpretation 201.05, available on our website.

Following review of Compliance and Disclosure Interpretation 201.05, the Company has reconsidered the statement in the Preliminary Proxy Statement identifying its executive officers and directors as filing persons, and has determined that they should not be regarded as engaged in the Regulation 13E-3 transaction that is the subject of the Preliminary Proxy Statement. The transaction is a reverse stock split, not a merger. The Company’s executive officers and directors will receive no special treatment in the transaction. Their interests in the Company will increase only marginally, as a result of the cash out of shareholders holding less than 1,000 shares. They will benefit from the transaction to the same extent as all other continuing shareholders, in the form of reduced corporate overhead, as discussed in the Preliminary Proxy Statement. The non-employee directors, moreover, will not be remaining with the Company, but instead are expected to continue with the Company’s A-Mark subsidiary, which is being spun off proportionately to all shareholders. Mr. Gregory Roberts, the Company’s current Chief Executive Officer, and Ms. Carol Meltzer, the Company’s current Vice President, Secretary and

United States Securities and Exchange Commission
Division of Corporation Finance
February 6, 2014

General Counsel, are also going over to A-Mark, and will be seconded back to the Company. In these circumstances, management can hardly be said to be “on both sides of the transaction.” To the contrary, management is doing what it believes is best for all shareholders—spinning of A-Mark to all shareholders and reducing expenses of the smaller, legacy collectibles business.

3.
Please note that each and every report, opinion, consultation, proposal, or presentation, whether oral or written, received by any filing person, their affiliates or representatives constitutes a report within the meaning of Item 1015 of Regulation M‑A, as required by Item 9 of Schedule 13E‑3. Revise to summarize all the presentations made by Roth Capital Partners or other third parties during the course of the meetings described, such as the presentation made by Roth Capital Partners on October 24, 2013. Also, any written documentation furnished along with any oral presentation, for example, analyses, outlines or evaluations must be filed as exhibits and summarized in a similar fashion. For each Item 9 report, disclose the date of the contact, the names of the parties in attendance, the identification of the person(s) who initiated the contact, a summary of the dialogue and the information exchanged and the basis for any views expressed. We note, for example, your discussion of the October 24, 2013 meeting where a preliminary financial analysis was prepared by Roth.

The Company respectfully advises the Staff that, other than Roth Capital Partners, the Company did not engage any financial or other non-legal advisor to provide any report, opinion, consultation, proposal, or presentation in connection with the reverse split. The advice of counsel was limited to the legal aspects of the reverse stock split, and in particular compliance with the applicable rules under the Securities Exchange Act of 1934 and Delaware corporate law regarding the reverse stock split and Regulation 13E-3. The preliminary proxy material has been revised in response to the Staff’s comment to provide additional detail concerning the presentation by Roth. In addition, the Company is filing Roth’s preliminary presentation as an exhibit to the Schedule 13E-3. Other than such preliminary presentation and the previously filed definitive presentation, neither the Company nor its board received any written presentation in respect of the reverse stock split.

4.
We note the disclosure under various items of the Schedule 13E‑3. Your Schedule 13E‑3 must incorporate by reference the information contained in the information statement in answer to the items of Schedule 13E‑3. Refer to General Instruction G of Schedule 13E‑3. Please revise so that the information under each item appears in the information statement and is incorporated by reference into the Schedule 13E‑3.

United States Securities and Exchange Commission
Division of Corporation Finance
February 6, 2014

The Schedule 13E-3 and the proxy statement have been revised in response to the Staff’s comment.
Preliminary Proxy Statement on Schedule 14A
General

5.	In your next amendment, please fill in all blanks and include your form of proxy card.
The Company has filled in all blanks in the amended Preliminary Proxy Statement, to the extent the information is known at this time. For example, since a record date has not yet been announced, information that key off the record date must necessarily remain blank. Also, a form of proxy has now been included.

6.	Please provide the disclosure required by Item 1004(e) of Regulation M‑A.
The disclosure on page 21 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.

7.	Please ensure that the legend required by Rule 13e‑3(e)(1)(iii) appears entirely on the outside cover page of your disclosure document.
The outside cover page of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.

8.	Please disclose historical and pro forma ratio of earnings to fixed charges and book value per share. See Item 1010 of Regulation M‑A.
The disclosure on pages 53 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.
Summary Term Sheet, page 2
Information About the Reverse Stock Split, page 2

9.
We note your statement on page 2 that the reverse stock split is conditioned upon the prior occurrence of the A-Mark spinoff. Please disclose the anticipated timeframe between the completion of the A-Mark spinoff and the date of the special meeting at which shareholders will vote on the reverse stock split, with a view to disclosing to shareholders the amount of time they will have after the market has priced your post-spin shares to decide whether to acquire additional shares to achieve the 1,000 share threshold necessary to retain an equity interest in you, or to sell shares to get below the

United States Securities and Exchange Commission
Division of Corporation Finance
February 6, 2014

1,000 threshold so that they may receive cash for their shares. We may have further comment upon reviewing your response.
The disclosure on pages 2, 9, 19 and 24 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.
Effects of the Reverse Stock Split, page 3

10.
We note your disclosure that the number of shares reserved for issuance and any maximum number of shares into which equity awards may be granted under the Company’s equity-based incentive compensation plan will be reduced proportionately based on the applicable reverse stock split ratio. However, we also note your disclosure on pages 34‑35 that outstanding equity awards will be adjusted in connection with the A- Mark spinoff and that “the reverse stock split will have no effect on stock options or other equity awards.” If true, please state in this section the fact that you do not believe that the reverse stock split will have any effect on stock options or other equity awards.

The disclosure on page 3 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment to disclose that all outstanding equity awards are being exchanged for equity awards in the A-Mark in connection with the spinoff of that entity, such that the reverse split will not have an effect on the awards.

11.
You state that the number of authorized shares of your common stock will be reduced proportionately based on the reverse stock split ratio. However, the charter amendment in Annex A does not appear to address this. Furthermore, if you retain this feature, please present the reduction in the number of authorized shares as a separate matter from the reverse stock split. See Rule 14a‑4(a)(3).

The Preliminary Proxy Statement has been revised in response to the Staff’s comment to add an additional proposal with respect to the reduction in the authorized shares of common and stock. The disclosure has been revised throughout the Preliminary Proxy Statement to reflect this change.
Fairness of the Reverse Stock Split, page 3

12.
We note your disclosure on page 4 that shareholders that would like to retain an equity interest in you following the reverse stock split may increase the number of shares that they hold to 1,000 shares prior to the effective date of the reverse stock split. Please disclose here, and throughout your filing, that due to the impending A-Mark spinoff which is a condition to the stock-split, that it may be inherently difficult for

United States Securities and Exchange Commission
Division of Corporation Finance
February 6, 2014

shareholders to discern the relationship between your current share price and your share price following the A-Mark spinoff, and any impact this may have on a shareholders’ decision to increase or decrease the number of pre-split shares at this time.
The disclosure on pages 4, 9, 18 and 24 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Questions and Answers about the Reverse Stock Split and the Special Meeting, page 7

13.
We note that you intend that “stock held in street name will be treated in the same manner as stock that is held of record.” However, it appears that there is no guarantee that stock held in street name will be treated in the same manner as stock that is held of record. Accordingly, please disclose the possibility that stockholders that hold their shares in street name may not be required to exchange their shares for cash even if they hold less than 1,000 shares because the nominee may hold shares on behalf of other stockholders who may not individually hold in excess of 1,000 shares but collectively cause the nominee to hold in excess of 1,000 shares.

The disclosure on pages 9, 13, 24 and 39 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.
“What potential conflicts of interest are posed by the reverse stock split? ”, page 8

14.
You indicate here and elsewhere in your proxy statement that shares of your common stock held by your current directors, executive officers and 10% stockholders will increase from 43% to 43.6% as a result of the reduction in the number of your outstanding shares of common stock. Clarify whether these percentages reflect only your officers and directors because your disclosure on page 43 would seem to indicate a higher percentage when your 10% holders are included.

The disclosure on pages 9 and 36 of the Preliminary Proxy Statement has been revised to clarify the percentage increase in the shares of common stock held by the Company’s current directors, executive officers and 10% stockholders as a result of the reduction in the number of shares of the Company’s outstanding common stock following the reverse stock split.
The Company notes that, as set forth in the tables under the heading “Security Ownership of Certain Beneficial Owners and Management” on page 46 of the Preliminary Proxy Statement, its 10% stockholders consist of Gregory N. Roberts, Jeffrey D. Benjamin (both of whom are also current directors) and William A. Richardson. Mr. Richardson’s

United States Securities and Exchange Commission
Division of Corporation Finance
February 6, 2014

beneficial ownership of the Company’s common stock totaled 4,050,918 shares at January 21, 2014, which included 3,115,755 shares owned directly by Silver Bow Ventures LLC (10.0% of the outstanding class) as to which Mr. Richardson shares voting and dispositive power with Mr. Roberts. The shares owned by Silver Bow Ventures LLC are, of course, only counted once in the calculation of the percentage increase in the shares of common stock held by directors, executive officers and 10% stockholders as a result of the reduction on the number of shares of outstanding common stock following the reverse stock split.
Special Factors, page 12

15.
We note your disclosure on page 13 that you enjoy little benefit from being a public company and that your stock has not been listed on a national securities exchange since 2007. Please briefly describe the circumstances in which your common stock ceased to be listed on a national securities exchange.

The disclosure on page 14 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.

16.
We note your indication at the bottom of page 13 that you expect your common stock to be continue to be quoted on the OTCQB following the reverse stock split. This disclosure is inconsistent with your disclosure elsewhere, such as on page 5, where you indicate that you will cease to be quoted on the OTCQB following the reverse stock split and you expect to be eligible for quotation on the OTC Pink Marketplace. Please revise.

The disclosure on page 13 of the Preliminary Proxy Statement has been corrected in response to the Staff’s comment.
Background of the Reverse Stock Split, page 14

17.
We note references in this section to “the Company’s outside counsel.” Please identify by name all parties that were involved in the deliberations that you discuss in this section, or tell us why you do not believe you are required to do so.

The disclosure on page 15 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.

18.
Please disclose in this section how the Board established the $0.65 per pre-split share price that you plan to pay to stockholders of record who hold fewer than 1,000 shares of common stock. We also note that Roth Capital appears to have prepared a valuation

United States Securities and Exchange Commission
Division of Corporation Finance
February 6, 2014

analysis around the same time that the Board arrived at the $0.65 share price. See Item 1015(b)(5) of Regulation M‑A.
The disclosure on page 17 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.

19.
Please also explain how you arrived at the reverse stock split ratio of 1,000:1. In this regard, we note your disclosure on page 12 indicating that such ratio will cause you to have 52 record holders of your common stock. Please tell us whether the Board considered setting the ratio at a level that would continue to allow you to deregister your common stock but would cash out fewer holders.

The disclosure on page 16 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.
Supplementally, the Company informs the staff that of the approximately 730 holders of record of the Company’s common stock, approximately 650 would hold less than $750 worth of stock at the cash out price following the spinoff.  Similarly, based on a NOBO list obtained by the Company, of the approximately 1,170 holders on the list, approximately 860 would be below the $750 level.  As noted in the revised disclosure, the Board selected a 1,000 to 1 reverse split ratio to achieve the objective of limiting the continuing shareholders to those with a meaningful stake in the Company, although the ratio was not chosen with mathematical precision.  The Board did not consider selecting a reverse split ratio at the lowest level that would allow deregistration under the Securities Exchange Act.
Chronology of Board Deliberations, page 14

20.
We note that the Board met on July 16, 2013, September 20, 2013 and October 24, 2013 and received presentations regarding the proposed deregistration from management and Company’s outside counsel. Please revise to briefly summarize the content of these presentations.

The disclosure on pages 15 and 16 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.

21.	Please elaborate upon what changes were made, and why they were made, to the “range of per share values of the Company’s collectibles business that would remain following the spin-off.”
The disclosure on page 17 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.

United States Securities and Exchange Commission
Division of Corporation Finance
February 6, 2014

Fairness of the Reverse Stock Split, page 16

22.
Please note that if the Board based their fairness determination on the analysis and discussion of factors undertaken by others, they must expressly adopt the analysis and discussion as their own. See Question 20 of Exchange Act Release No. 17719 (April 13, 1981). In this regard, please clarify whether the Board expressly adopts the analysis and recommendations of Roth Capital Partners. To the extent the Board did not adopt another party’s discussion and analysis or such discussions and analyses do not address each of the factors listed in Item 1014 of Regulation M‑A, please discuss any unaddressed factor in reasonable detail or explain in detail why the factors were not deemed material or relevant. In this regard, it does not appear that the Board considered going concern value. Refer to Instruction 2(iv) of Item 1014 of Regulation M‑A.

The disclosure on page 17 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.
In response to this comment, the Company respectfully notes the discussion on page 19 of why the Board did not believe it was appropriate to rely on share prices, book value or liquidation value (a discussion of which was inadvertently dropped and has been added in response to comment 25). Roth’s discounted cash flow analysis, on which the Board relied and which it adopted, is a measure of going concern value, a point that we have confirmed with Roth, and as to which disclosure has been added on page 19.
Substantive Fairness, page 16

23.
We note your disclosure here and elsewhere that the “Board of Directors particularly noted the opportunity in the reverse stock split for shareholders to sell their holdings at a fair and attractive price.” Please provide additional detail regarding how the Board defines “attractive” in this context and how the Board determined such price to be attractive.

The disclosure on page 17 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.

24.
We note your disclosure regarding the historical market prices and current trading activity of your common stock and the fact that your Board “could not directly compare the price per share to be paid to holders of less than 1,000 shares with the historical trading prices of your stock.” Please discuss how the Board took this into account and how the Board determined the reverse stock split to be fair to unaffiliated shareholders.

United States Securities and Exchange Commission
Division of Corporation Finance
February 6, 2014

The disclosure on page 19 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.
The Company respectfully notes, in response to this comment, that the Board determined not to take historical prices into account in determining fairness, as previously disclosed and as has been amplified in response to this comment. The factors that Board used in determining fairness to the unaffiliated shareholders include all of the factors, other than market prices and net book and liquidation value, that are discussed under the caption “Substantive Fairness.”

25.
We note that the last header in this section includes a reference to “liquidation value,” however, it does not appear that this factor was discussed. Please revise to disclose whether the Board considered liquidation value and, if not, why not, with a view to understanding how they otherwise determined the reverse stock split to be fair. Refer to Instruction 2(v) of Item 1014 of Regulation M‑A. Please also disclose the net book value in this section.

The disclosure on page 19 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.
Equal Treatment of Affiliated and Unaffiliated Holders of Our Shares, page 17

26.
You state that the reverse stock split will not affect holders of your shares differently on the basis of affiliate status. Given that affiliates tend to hold more shares of the company, the reverse stock split would seem to disproportionally cash out unaffiliated securityholders. Please revise this statement accordingly here and throughout your document.

The disclosure on pages 18 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.
Procedural Fairness, page 19

27.
We note your disclosure that you did not form a special committee to approve the reverse stock split because your “Board of Directors did not believe these protections were necessary because the Board of Directors is comprised of eight directors, all but one of whom are independent of management.” We also note your disclosure on page 16 that “all eight members of the Board of Directors, including the five independent members of the Board of Directors” approved the stock split. Please revise to clarify the number of directors on your Board of Directors that qualify as independent, and

United States Securities and Exchange Commission
Division of Corporation Finance
February 6, 2014

update the disclosure in this section regarding why the Board of Directors did not believe that forming a special committee was necessary, as applicable.
The disclosure on page 21 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.
Recommendation of the Board of Directors, page 19

28.	Consistent with comment 2 above, it does not appear that you have provided the disclosure required by Item 1014 of Regulation M‑A for any filing persons other than the Company. Please revise.
The Company respectfully refers the Staff to the response to comment number 2.
Opinion of Roth Capital Partners, LLC, page 24

29.
Please disclose the Company Forecasts that you provided to Roth in connection with Roth’s issuance of its fairness opinion. We note that the board book includes historical and projected income statements for fiscal years 2013 through 2018 and a pro forma balance sheet as of June 30, 2013. If different from the Company Forecasts, these figures should also be included in the disclosure that you disseminate to security holders.

The disclosure on page 27 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.
Supplementally, the Company advises the Staff that the projected income statement included in the Roth materials presented to the Board are based on, and do not differ from, the projections furnished by the Company to Roth.
Selected Company Analysis, page 25

30.	Please provide additional detail regarding the way in which Roth calculated and deemed appropriate the 20% discount referred to in the first paragraph on page 27.
The disclosure on page 29 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.
Miscellaneous, page 29

31.
We note the disclosure in the fourth paragraph of this section. Please disclose all compensation received or to be received as a result of the relationship between Roth, its affiliates and/or unaffiliated representatives, on the one hand, and the Company and

United States Securities and Exchange Commission
Division of Corporation Finance
February 6, 2014

its affiliates, on the other hand, during the past two years. See Item 1015(b)(4) of Regulation M‑A.
The disclosure on page 32 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.
Market Price of Common Stock; Dividends, page 41

32.	Please disclose the high and low sales prices during the relevant periods, rather than the high and low bid prices. See Item 1002(c) of Regulation M‑A.
The disclosure on page 43 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.
Security ownership of certain beneficial owners and Management, page 43

33.	Please update the figures appearing in this section as of a recent practicable date.
The disclosure on page 46 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.
Quorum and Certain Voting Matters, page 45

34.
On page 45, you disclose that broker non-votes will not be considered entitled to vote at the special meeting, but on page 46, you disclose that broker non-votes will have the effect of a vote against the proposal. Please reconcile this disclosure, given that the applicable voting standard appears to be the affirmative vote of a majority of all shares of common stock issued and outstanding and entitled to vote at the special meeting.

The disclosure on pages 48 and 49 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.
Incorporation of Certain Documents by Reference, page 58

35.
We note that you have incorporated by reference the information required by Item 13 of Schedule 14A. Please note that this information may be incorporated by reference to the same extent as would be permitted by Form S‑3 pursuant to Item 13(b) to Schedule 14A. According to your most recent annual report on Form 10-K, it appears unlikely that you are eligible to incorporate by reference. As such, please revise the Schedule 14A to include the information required by Item 13. If you intend to rely upon Rule 13(b)(2) to incorporate the required information by reference, please advise us of this fact and please confirm that you will deliver the information incorporated by

United States Securities and Exchange Commission
Division of Corporation Finance
February 6, 2014

reference in the proxy statement to shareholders at the same time that you send shareholders the proxy statement.
The Company intends to rely on upon Rule 13(b)(2) to incorporate the required information by reference, and confirms that it will deliver the information incorporated by reference in the Preliminary Proxy Statement to shareholders at the same time that it sends shareholders the proxy statement.
Annex B – Opinion of Roth Capital Partners, LLC

36.
We note the limitations on reliance by shareholders in the fairness opinion provided by Roth capital. Specifically, we note the statements that the opinion is furnished for the use of the Board and “may not be used for any other purpose without [Roth’s] prior written consent,” and that the opinion “may not be reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without [Roth’s] prior written consent.” Please have the advisor revise the opinion to remove the implication that the opinion may not be relied upon by anyone other than the board of directors without the advisors prior written consent. Alternatively, please disclose the basis for the advisor’s belief that shareholders cannot rely upon the opinion to support any claims against Roth arising under applicable state law. We have similar concerns with the statement that the opinion “should not be construed as creating any fiduciary duty on the part of Roth to any person.”

Disclosure on page 31 of the Preliminary Proxy Statement has been added in response to the Staff’s comment reflecting the consent of Roth to the inclusion of its opinion in the proxy statement.
Also, in response to this comment, the Roth opinion has been revised to remove the statement on “fiduciary duty” referenced by the Staff and to otherwise revise the relevant qualifications in the opinion consistent with the Staff’s comment.

37.
We note disclosure stating “We express no opinion as to the underlying valuation, future performance or long-term viability of Parent or A-Mark.” Please advise how the opinion does not relate to an underlying valuation of Parent and/or A-Mark.

The Company advises the Staff that Roth is revising its opinion to replace the above referenced text with the following:
“We express no opinion as to the future performance or long-term viability of Parent.”

38.	Please disclose that Roth has consented to the use of the opinion in the proxy statement.

United States Securities and Exchange Commission
Division of Corporation Finance
February 6, 2014

The disclosure on page 31 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.
* * * * *
Lastly, the Company acknowledges the following:

•	the Company is responsible for the accuracy and adequacy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments with respect to the above, please contact Abbe L. Dienstag at 212-715-9280.

Very truly yours,

/s/ Carol E. Meltzer
Carol E. Meltzer
Vice President, Secretary and General Counsel

cc:    Scott Rosenblum, Kramer Levin Naftalis & Frankel LLP
Abbe L. Dienstag, Kramer Levin Naftalis & Frankel LLP